Press Release February 21, 2025 Philips publishes its Annual Report 2024 Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today published its Annual Report 2024. Philips’ Annual Report 2024 will be on the agenda of the Annual General Meeting of Shareholders (AGM), to be held on May 8, 2025. The convocation notice and the agenda, including explanatory notes, for the AGM will be published in due course. Philips filed the Annual Report 2024 with the Netherlands Authority for the Financial Markets (AFM) in European Single Electronic Format (ESEF) and expects to file the report on Form 20-F with the U.S. Securities and Exchange Commission later today (www.sec.gov). The Annual Report 2024 (in ESEF and on Form 20-F) is available to shareholders and other interested parties at www.results.philips.com. A printed copy can be obtained free of charge upon written request to the following email address: annual.report@philips.com. For further information, please contact: Elco van Groningen Philips Global External Relations Tel.: +31 68103 9584 E-mail: elco.van.groningen@philips.com Dorin Danu Philips Investor Relations Tel.: +31 20 59 77055 E-mail: dorin.danu@philips.com About Royal Philips Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2024 sales of EUR 18.0 billion and employs approximately 67,800 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter. Forward-looking statements This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.